

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2024

Edward Moore
Senior Vice President
RPM INTERNATIONAL INC/DE/
2628 Pearl Road , P.O. Box 777
Medina, Ohio 44258

> **Re: RPM INTERNATIONAL INC/DE/**
> **Form 8-K filed July 25, 2023**
> **File No. 1-14187**

Dear Edward Moore:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services